Mail Stop 3561


									August 5, 2005


Mr. Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92081


      RE:		   Javo Beverage Company, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed March 31, 2005
	  	Form 10-QSB for Fiscal Quarter Ended
		March 31, 2005
		Filed May 16, 2005
		Form 10-KSB/A for Fiscal Year Ended
		December 31, 2004
		Filed July 27, 2005
		Form 10-QSB/A for Fiscal Quarter Ended
		March 31, 2005
		Filed July 28, 2005
	File No. 0-26897


Dear Mr. Ashwell:

	We have reviewed your responses contained in the letter dated July 26, 2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 7.  Financial Statements

Statements of Cash Flows, page F-6
1. We read your responses to comments 1 and 15 in our letter dated June 9, 2005. We also reviewed your amended Form 10-KSB for the year ended December 31, 2004 and your amended Form 10-QSB for the period ended March 31, 2005. It appears that you have revised your statements of cash flows in the amended documents to address the noted comments. However, it is unclear from your response letter the revisions you determined were necessary based on our comments. Please respond again to the prior comments and clarify in your response the revisions to the statements of cash flows arising from your review of the matters subject to the comments. Ensure we understand how you determined that revisions were necessary.
   Additionally, with respect to the amended documents and the restated statements of cash flows, please re-amend these documents to clearly label the restated financial statements as restated. Please also provide detailed footnote disclosure regarding the nature of the error(s) in the previously issued financial statements and the effect of their correction on net income and the related per share amounts.
In this connection, the revised disclosures should include a table illustrating "previously reported" and "as restated" cash flows from operating, financing, and investing activities. Refer to paragraph
37 of APB 20. Please also have your auditors revise their audit report to refer to the restatement(s) and the footnote(s) describing the restatement(s).

	Finally, please note that the re-amended documents should include an explanatory note at the front of the documents clearly indicating why the documents have been amended and also the sections of the documents that were revised. You may wish to provide us copies of your proposed amendments for review before re-amending.
Note 8.  Long-Term Debt, page F-10
2. Based on your response to comments 4 and 5 in our letter dated June 9, 2005, it does not appear that you have properly accounted for your debt issuances that were accompanied by the issuance of restricted common stock. In particular, we believe you should revise your accounting for each debt/stock issuance to comply with the following:
a. First, determine the fair value of the restricted shares issued.
b. Second, determine the fair value of the debt issuance (on a stand-alone basis).


c. Third, using relative fair values, determine the amount of the proceeds of the debt/stock issuance that relate to the debt versus the stock.
d. Fourth, record the amount of the proceeds that relate to the stock
as a discount on the debt issuance.  Amortize this discount over the
life of the debt using the effective interest method.
   With respect to item a., please tell us in more detail how you determined the amount of discount to apply to the market value of your unrestricted common shares in determining the fair value of the restricted shares.
   With respect to item b., please tell us in detail how you determine the fair value of the debt instruments.
   With respect to item c., please provide us your calculation of
1)
the relative fair values of the instruments and 2) the amount of proceeds related to the restricted stock.
   With respect to item d., please note that this amount represents the entire discount on the debt issuance and this entire amount should be amortized over the life of the debt. We are not aware of any provisions in GAAP which would require you to bifurcate the discount into portions representing a stock discount versus a debt discount. Likewise, we are not aware of any provisions in GAAP which would require you to immediately recognize one portion of the discount and amortize the rest.

   Finally, please note we do not believe that SFAS 84 is applicable to your accounting for these debt/stock issuances, thus your references to SFAS 84 in your response letter do not appear to be appropriate.

   Please show us how you intend to revise your filing(s) to comply with the above.

Note 10.  Stock Transactions, page F-12
3. Based on our review of your responses to prior comments 7 and 8 from our letter dated June 9, 2005, we understand that you determine the fair value of warrants and stock issued in exchange for
employee
and non-employee services, as well as stock issued for cash or financing such as in the case of the private debt issuances, based on your average stock price for the calendar month of the grant date. In view of the guidance in APB 25 (with respect to employee issuances) as well as SFAS 123 (with respect to non-employee issuances), please tell us your basis for using the average stock price for the calendar month of the grant date to value stock and warrant issuances, as opposed to using the fair value of your stock on the date of grant.  In this regard, please note that averages of
values over several days are generally not acceptable. Refer, for example, to paragraph 10 of APB 25. Also, please be advised with respect to any restricted shares that you may have issued or intend to issue in the future to employees, that APB 25 precludes adjustments to fair value measurements for restrictions on
transferability of the stock.   Finally, please confirm that you
will
disclose in future filings the information you provided in your response with respect to your accounting policy for determining the fair value of common and restricted common stock issued in exchange for employee and non-employee services.

Item 8A.  Controls and Procedures, page 12
4. We note your revisions in response to comment 13 in our letter dated June 9, 2005, but do not believe the revisions adequately addressed the comment. As previously noted, Item 308(c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly in your Forms 10-KSB and 10-QSB.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Cody Ashwell
Javo Beverage Company, Inc.
August 5, 2005
Page 1